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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                      037675105
                                                      ---------
                                                      CUSIP NUMBER

                                                      000-21383
                                                      ---------
                                                      SEC FILE NUMBER

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[ ] Form N-SAR

         For Period Ended: December 31, 1999

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:  _________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Notification relates to
                                                        -----------------------
entire filing.
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                          PART I-REGISTRANT INFORMATION

Full name of registrant:  Appalachian Bancshares, Inc.
                          ---------------------------

Former name if applicable:  Not applicable.
                         ------------------

Address of principal executive office: 829 Industrial Boulevard
                                     --------------------------

City, State and Zip Code:  Ellijay, GA 30540
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                         PART II-RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject quarterly report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III-NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

The Company is currently involved in several important transactions that have caused an unexpected reallocation of resources. A particular drain on the resources of the Company has been the refinancing of certain of its indebtedness. While these other projects, and particularly the refinancing of the Company's debt, will be completed within a short time frame, in order to complete the Form 10-K within the prescribed time period, it would require, at a minimum, the retention of outside, temporary personnel. Thus, the Company has determined that this would require unreasonable effort and expense.

                            PART IV-OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                           Alan May                Phone:  (706) 276-8000
                           -------------------             ---------------

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [x] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                          Appalachian Bancshares, Inc.
                          ----------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                             By: /s/ Tracy R. Newton
                                                --------------------------------
                                                   Name:    Tracy R. Newton
                                                   Title:   President

Date:  March 30, 2000


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